                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

COMMISSION FILE NUMBER 033-47040

                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
             [ ] Form N-SAR

For Period Ended: March 30, 2003
                  -----------------------------------------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                 -----------------------------------------------

  Read Instruction (on back page) Before Preparing form. Please Print or Type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A
--------------------------------------------------------------------------------

                        PART I -- REGISTRANT INFORMATION

         Cinemark USA, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable

         3900 Dallas Parkway, Suite 500
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

         Plano, Texas  75093
--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

                         (Attach Extra Sheets if Needed)

         Cinemark USA, Inc. (the "Company") is required by Rule 3.10 of Regulation S-X to disclose condensed consolidating balance sheets of the Parent Company, Subsidiary Guarantors and Subsidiary Non-Guarantors as of March 31, 2003 and as of December 31, 2002 and the related condensed consolidating statement of operations and cash flows for the three months ended March 31, 2003 and March 31, 2002. Due to the complexity in converting the Company's consolidated domestic and international subsidiary information to the equity method of accounting for the multiple periods presented, as required for purposes of reporting under Rule 3.10, the particular information required only for presentation in the related footnote will not be finalized prior to May 15, 2003 without the Company incurring unreasonable efforts or expenses. The Company's consolidated financial information presented elsewhere in the form 10Q, including the condensed consolidated balance sheets, statements of operations and cash flows are not affected by these calculations.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Robert Copple                  (972)                       665-1000
         -------------               -----------              ------------------
            (Name)                   (Area Code)              (Telephone Number)

(2)      Have all other periodic reports required under Section   [X] Yes [ ] No
         13 or 15(d) of the Securities Exchange Act of 1934 or
         Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

         -----------------------------------------------------------------------

(3) Is it anticipated that any significant change in results [ ] Yes [X] No of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                               Cinemark USA, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date          May 15, 2003                   By /s/ ROBERT COPPLE
     ------------------------------             --------------------------------
                                             Robert Copple
                                             Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTES FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).